

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2014

<u>Via Email</u>
Dr. Theresa Tang
Chief Financial Officer
No. 32 Qinhuangdao Road, Building C
Shanghai 200082, People's Republic of China

      Re: **Noah Holdings Limited**
                Form 20-F for the Fiscal Year Ended December 31, 2013
                Filed March 24, 2014
                File No. 001-34936

Dear Dr. Tang:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Kevin W. Vaughn

      Kevin W. Vaughn
      Accounting Branch Chief